UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing AGM Statement


27 April 2007


PEARSON: AGM TRADING UPDATE


Pearson is today providing the following trading update at its Annual General Meeting.


Pearson reported record results in 2006 and our good trading has continued in the early part of 2007. We have performed well in the major school textbook adoptions; continued to roll out our innovative online learning and assessment platforms in Higher Education; published a string of bestsellers in Penguin; and achieved steady growth in both advertising and circulation at FT Publishing.


We are trading in line with expectations for 2007 and expect to achieve good underlying earnings growth, cash conversion ahead of our 80% threshold, and a further increase in return on invested capital. As always, our sales and profits will be concentrated in the second half of the year.


Our expectations for the full year remain:


- School to achieve underlying sales growth in the 4-6% range with margins improving;

- Higher Education sales to grow in the 3-5% range with stable margins;

- Professional revenues to be broadly level with margins improving;

- Penguin margins to improve further, as our publishing investment and efficiency programmes continue to bear fruit;

- Financial Times Group profit to grow strongly with our cost measures, integration actions and revenue diversification pushing margins into double digits at FT Publishing. IDC revenues to grow in the 6-9% range with net income growth in the high single-digits to low double-digits (headline growth under US
GAAP).


Marjorie Scardino, chief executive, said: "We've achieved strong growth with a consistent strategy: leading content, services and technology to make it more valuable, international expansion and ongoing efficiency measures. Those advantages, and our solid start to the year, make us confident that 2007 will be another good year for Pearson."


Pearson generates about two-thirds of its sales in the US and each five cent change in the average GBP:$ exchange rate for the full year would have an impact of approximately 1p on adjusted earnings per share. The average GBP:$ exchange rate was GBP1:$1.84 in 2006 and GBP1: $1.96 in the first quarter of 2007.



For more information:

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln + 44 (0) 20 7010 2310


Note: growth rates are stated on an underlying basis, excluding portfolio changes and currency movements.


Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 27 April 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary